Exhibit 99.4

Syncona to Acquire Freeline Therapeutics

Freeline shareholders to receive $6.50 per American Depositary Share, a 51% premium over closing price prior to announcement of Syncona’s initial proposal on October 18, in an all-cash transaction

Based on extensive evaluation of available strategic and financing options, Freeline’s independent directors unanimously recommend transaction as best value for shareholders

Syncona to provide $15 million in convertible debt financing to cover Freeline’s near-term capital needs and support ongoing advancement of its programs

LONDON, November 22, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced that it has entered into a definitive agreement with a newly established portfolio company of Syncona Ltd (LON: SYNC), a leading life science investor focused on creating, building and scaling global leaders in life science, to acquire Freeline in an all-cash transaction. Under the agreement, the newly established portfolio company will acquire all shares of Freeline not currently owned by Syncona for $6.50 per American Depositary Share (ADS). This price values Freeline’s entire issued share capital at approximately $28.3 million and represents a 51% premium over the closing price prior to the announcement of Syncona’s initial proposal on October 18. The acquisition is subject to the approval of Freeline’s minority shareholders and is expected to close in the first quarter of 2024.

In conjunction with the agreement, Syncona is committing to provide Freeline with up to $15 million in secured convertible debt financing to support operations and continued advancement of FLT201, its gene therapy candidate in Gaucher disease, through completion of the transaction.

Independent Directors Recommend Minority Shareholders Vote to Approve Transaction

A special committee of the board of directors of Freeline (the “Special Committee”), comprised entirely of independent directors, has unanimously recommended that the minority shareholders vote in favor of the acquisition. The Special Committee and management team explored a range of strategic options, including potential financing and M&A transactions, engaging with multiple potential investors and third parties, before negotiating and entering into a definitive agreement with Syncona.

“We conducted a thorough exploration and review of our financing and strategic alternatives, taking into account our need for further funding to enable operations to continue beyond the near term. We are confident this negotiated transaction for Syncona to acquire Freeline and support it as a private entity is in the best interest of the company, as well as shareholders, employees and ultimately patients,” said Julia P. Gregory, an independent director and Chair of the Special Committee.

“Our goal at Freeline is to bring life-changing gene therapies to people with chronic debilitating diseases, starting with FLT201, our highly differentiated AAV gene therapy candidate for Gaucher disease,” said Michael Parini, Freeline’s Chief Executive Officer. “Given the compelling data that we have seen from the first two patients treated with FLT201, we are committed to advancing FLT201 as expeditiously as possible, and we believe we will be better positioned to do that as a privately held, Syncona-backed company than we could by continuing as a publicly traded company in the current environment.”

“We are encouraged by the data from the FLT201 program and are pleased with how Freeline is executing, but the company needs further funding to continue to drive FLT201 through clinical development,” said Chris Hollowood, CEO of Syncona Investment Management Limited. “The challenging market conditions impacting the biotech sector have presented a differentiated opportunity to support the company as a private entity. We look forward to working with the team to deliver on its next milestones.”

Terms of the Going-Private Transaction

It is intended that the acquisition will be implemented by means of a scheme of arrangement under Part 26 of the UK Companies Act 2006, whereby the entire issued and to be issued share capital of Freeline will be acquired by a newly established Syncona portfolio company. The acquisition is conditional on, among other things: (i) the approval by not less than 75 percent in value of the Freeline shareholders present, entitled to vote and voting, either in person or by proxy, at each of the Court Meeting and the General Meeting; and (ii) the sanction of the Scheme by the U.K. Court. Syncona will not be entitled to vote at the Court Meeting. The acquisition does not require the approval of Syncona’s shareholders.

If completed, the acquisition will result in the company becoming a wholly owned Syncona portfolio company, and its ADSs will no longer be listed on Nasdaq.

Further details of the acquisition will be contained in the Scheme Document, which is intended to be made available to Freeline shareholders along with notices of the Court Meeting and General Meeting and the Forms of Proxy as promptly as reasonably practicable following the date Freeline has cleared comments received from the U.S. Securities and Exchange Committee (“SEC”), if any, on such document.

Leerink Partners is acting as exclusive financial advisor to the Special Committee, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to the Special Committee. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is acting as US legal counsel to Syncona; and Simmons & Simmons LLP is acting as UK legal counsel to Syncona.

Terms of the Convertible Debt Financing

Freeline entered into a secured convertible loan note in the aggregate amount of up to $15 million with Syncona (the “Note”). The Note will bear interest at a rate of 12% annually and will be capitalized monthly in arrears. The Note has a conversion price of $6.50 per ADS, representing the take-private transaction price, subject to adjustment and a repayment premium of 10% on the principal outstanding. The Note will mature in November 2024, unless prepaid or converted in accordance with its terms prior to such date.

Freeline intends to use the proceeds from the Note for working capital to continue its GALILEO-1 trial for FLT201 in Gaucher disease, prepare for a potential registrational trial, advance its GBA1-linked Parkinson’s disease research program, and for general corporate purposes.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. The company is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline has additional programs in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and X.

Important Notices

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the acquisition.

Further Information

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the acquisition, which will include as an exhibit thereto the Implementation Agreement. All parties desiring details regarding the acquisition are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the acquisition, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE ACQUISITION, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the acquisition, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This press release is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise. The acquisition will be made solely by the Scheme Document, which will contain the full terms and conditions of the acquisition, including details of how to vote in respect of the Scheme. INVESTORS ARE ADVISED TO READ THE SCHEME DOCUMENT, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE CAREFULLY AND IN ITS ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE ACQUISITION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the Scheme Document (when available) at the Securities and Exchange Commission’s website at www.sec.gov, or free of charge from Freeline at https://www.freeline.life or by directing a request to Freeline at investor@freeline.life. Any voting decision or response in relation to the acquisition should be made solely on the basis of the Scheme Document.

This press release does not constitute a prospectus or a prospectus equivalent document.

Syncona and Freeline, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the implementation agreement. Information regarding Freeline’s directors and executive officers is contained in Freeline’s Form 20-F for the year ended 31 December 2022, which is filed with the SEC. Additional information regarding the participants in the solicitation of proxies in respect of the transactions contemplated by the implementation agreement and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Scheme Document and other relevant materials to be filed with the SEC when they become available.

Overseas Shareholders

The release, publication or distribution of this press release in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or United States or who are subject to the laws of another jurisdiction to vote their Freeline Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This press release has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this press release had been prepared in accordance with the laws of jurisdictions outside England.

Copies of this press release and any formal documentation relating to the acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the acquisition.

Further details in relation to Freeline Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Notice to U.S. Investors in Freeline

The acquisition relates to the shares of a U.K. company and is being made by means of a scheme of arrangement provided for under Part 26 of the Companies Act and subject to the proxy solicitation rules under the U.S. Exchange Act. The acquisition, implemented by way of a scheme of arrangement, is not subject to the tender offer rules under the U.S. Exchange Act. If, in the future, Bidder exercises its right to implement the acquisition by way of an Offer, subject to the terms of the Implementation Agreement, the acquisition will be made in compliance with applicable U.S. laws and regulations.

It may be difficult for U.S. Freeline Shareholders and Freeline ADR Holders to enforce their rights and any claim arising out of the U.S. federal securities laws, because Freeline is located in a non-U.S. country, and some or all of its officers and directors are residents of a non-U.S. country. U.S. Freeline Shareholders and Freeline ADR Holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. Freeline Shareholders and Freeline ADR Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the acquisition.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the anticipated benefits of the acquisition and the expected time of effectiveness of the acquisition are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including (1) the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by Freeline’s shareholders and the sanction of the Scheme by the High Court of Justice in England and Wales, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the acquisition and the ability of each party to consummate the acquisition; (3) the risk that the acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on acquisition-related issues; (5) litigation relating to the acquisition; (6) unexpected costs, charges or expenses resulting from the acquisition; and (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Freeline Investor and Media Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Corporate Communications

+ 1 617 283 4298